Exhibit 99.2

Hailiang Education Announces Appointment of Mr. Cuiwei Ye as Principal General and Director of the Board

HANGZHOU, China, November 6, 2017/PRNewswire/ — Hailiang Education Group Inc. (NASDAQ: HLG) (“Hailiang Education” or the “Company”), a provider of private primary and high school educational services in China, today announced Mr. Cuiwei Ye has joined the Company as the principal general and a member of the board of directors, effective November 3, 2017.

Mr. Cuiwei Ye, who holds a master’s degree in education leadership from University of Canberra, Australia, has a long track record of education and business success in key roles in various institutions. He has extensive experience leading, innovating and scaling education industry in China, including having guided a number of schools through critical transformation periods. Through his experience in education and management, Mr. Ye has successfully worked with and served in leadership positions at numerous well-known middle schools including Hangzhou No. 2 Middle School and Beihai Middle School to effect operating models that embrace changes in education innovation. Mr. Ye is regarded as one of “The Most Outstanding Middle School Principals” in China.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “After a thoughtful search process, we are thrilled to have Mr. Ye join us as principal general and a member of our board. Mr. Ye brings to Hailiang Education a stellar leadership reputation, a wealth of management experiences, and a lifelong passion for education– all of which are critical ingredients in the continuing evolution of our company. We are absolutely confident that Mr. Ye is the right leader for Hailiang Education and can create value for our shareholders by integrating Hailiang Education’s brand with the opportunities ahead.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school-running target of providing best quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education educates students according to their aptitudes, devoting to improve students’ study ability, cultural accomplishments and international perspectives. Multilingual teaching are available in Hailiang Education, including Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education launches various diversified high quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education commits to make great efforts to offer students more opportunities of wining places at well-known domestic or international universities to pursue further education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain co st or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com